Filed Pursuant to Rule 424(b)(2)

File No. 333-159738

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015	$6,178,000	$440.49

(1)

The total filing fee of $440.49 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 5 dated June 23, 2010 (To Product Supplement No. 5 dated June 17, 2010, Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K ETF Linked Securities Upside Participation To A Cap And Contingent Downside Protection

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015

■   Linked to the iShares® MSCI Emerging Markets Index Fund

■   125% participation in the upside performance of the fund, subject to a capped value of 230% of the original offering price per note

■   Protection against a decline in the fund as long as the ending price has not declined by more than 40% from the starting price

■   Full downside exposure to decreases in the value of the fund from the starting price if the ending price has declined by more than 40% from the starting price

■   Term of approximately 5 years

■   No periodic interest payments

■   May lose some, or all, of original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	3.00%	97.00%
Total	$6,178,000	$185,340	$5,992,660

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs. The agent discount and structuring and development costs total approximately $56.16 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015

Investment Description

The Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a leveraged return, subject to a cap, if the value of the iShares MSCI Emerging Markets Index Fund (the “Fund”) increases from its starting price to its ending price, (ii) return of principal if, and only if, the ending price of the Fund is not less than the threshold price and (iii) full exposure to decreases in the value of the Fund from the starting price if the ending price is less than the threshold price. If the ending price is less than the threshold price, you will lose some, and possibly all, of the original offering price of your notes.

You should read this pricing supplement together with the accompanying product supplement no. 5 dated June 17, 2010, prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. You should not rely on any free writing prospectus filed prior to the date of this pricing supplement in connection with making a decision to invest in the notes unless it specifically refers to the notes. Information included in this pricing supplement supercedes information in the accompanying product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying product supplement.

Investor Considerations

We have designed the notes for investors who:

¡

seek exposure to the upside performance of the Fund and desire to enhance any increase in the Fund, in each case subject to the capped value, and protect against a significant decline in the Fund (as measured by the ending price relative to the starting price) by:

☐	participating 125% in any increase in the ending price over the starting price, subject to the capped value of 230% of the original offering price per note; and

☐	protecting against any decline in the Fund, as long as the ending price has not declined by more than 40% from the starting price; and

¡

understand that if any decline in the ending price is more than 40% of the starting price, they will be fully exposed to the decrease in the value of the Fund from the starting price and will lose some, and possibly all, of the original offering price of the notes;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the value of the Fund to decrease more than 40% from its starting price;

¡	seek full exposure to the upside performance of the Fund;

¡	seek full principal protection for their investment;

¡	seek exposure to the Fund but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Fund generally, or to the exposure to the Fund that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BTC”). The notes are not sponsored, endorsed, sold or promoted by BTC, its affiliate, BlackRock Fund Advisors (“BFA”), iShares Trust or iShares, Inc. None of BTC, BFA, iShares Trust or iShares, Inc. makes any representations or warranties to the holders of the notes or any member of the public regarding the advisability of investing in the notes. None of BTC, BFA, iShares Trust or iShares, Inc. will have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the notes or in connection with Wells Fargo & Company’s use of information about the iShares® MSCI Emerging Markets Index Fund.

PRS-2

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015

Terms of the Notes

Market Measure:	iShares MSCI Emerging Markets Index Fund (the “Fund”)

Pricing Date:	June 23, 2010

Issue Date:	June 28, 2010

The “redemption amount” per note will equal: •If the ending price is greater than the starting price, the lesser of: (i) the original offering price per note plus:

Redemption Amount:	[	original offering price per note x	[	ending price – starting price starting price	]	x participation rate	]	; and

(ii)    the capped value;

•If the ending price is less than or equal to the starting price, but greater than or equal to the threshold price: the original offering price per note; or

•If the ending price is less than the threshold price: the original offering price per note minus:

[	original offering price per note x	starting price – ending price starting price	]

If the ending price is less than the threshold price, you will lose some, and possibly all, of the original offering price of your notes.

Stated Maturity Date:	July 8, 2015, subject to postponement if a market disruption event occurs.

Starting Price:	$39.66, the fund closing price of the Fund on the pricing date.

Ending Price:	The ending price will be the fund closing price of the Fund on the calculation day.
Capped Value:	The capped value is 230% of the original offering price per note ($2,300 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Threshold Price:	$23.80, which is equal to 60% of the starting price.

PRS-3

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015

Terms of the Notes (Continued)

Participation Rate:	125%

Calculation Day:	June 30, 2015 or, if such day is not a trading day, the next succeeding trading day. The calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:	The United States federal income tax consequences of your investment in the notes are uncertain. We urge you to read the discussion on page PS-22 of the accompanying product supplement and discuss the tax consequences of your investment in the notes with your tax advisor.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to Wells Fargo Investments, LLC or Wells Fargo Advisors, LLC at the original offering price of the notes less a concession not in excess of 3.00% of the original offering price of the notes. Wells Fargo Investments, LLC and Wells Fargo Advisors, LLC are our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000.

CUSIP:	94986RAE1

PRS-4

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015

Risk Factors

The risks set forth below are discussed more fully in the accompanying product supplement.

•	You May Lose Up To All Of Your Investment.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	Your Return Will Be Limited By A Capped Value And May Not Reflect The Return On A Direct Investment In The Market Measure.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned The Shares Of An Exchange Traded Fund.

•	Historical Values Of A Market Measure Or The Securities Included In A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect An Exchange Traded Fund Or Its Related Underlying Index May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In An Exchange Traded Fund Or Its Underlying Index.

•	We And Our Affiliates Have No Affiliation With Any Of The Sponsors And Are Not Responsible For Their Public Disclosure Of Information.

•	An Investment Linked To The Shares Of An Exchange Traded Fund Is Different From An Investment Linked To The Related Underlying Index.

•	You Will Not Have Any Shareholder Rights With Respect To The Shares Of Any Exchange Traded Fund.

•	Anti-dilution Adjustments Relating To The Shares Of An Exchange Traded Fund Do Not Address Every Event That Could Affect Such Shares.

•	If Your Notes Are Linked To An Exchange Traded Fund That Includes Non-U.S. Stocks, An Investment In The Notes Is Subject To Risks Associated With Foreign Securities Markets.

•	Exchange Rate Movements May Impact The Value Of The Notes.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

PRS-5

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015

Risk Factors (Continued)

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-6

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

Hypothetical Payout Profile

The following profile is based on a capped value of 230% or $2,300 per $1,000 note, a participation rate of 125% and a threshold price equal to 60% of the starting price. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending price and the term of your investment.

PRS-7

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), assuming hypothetical ending prices as indicated in the examples.

Example 1. Redemption amount is greater than the original offering price but less than the capped value:

Starting price: $39.66

Hypothetical ending price: $55.00

Since the hypothetical ending price is greater than the starting price, the redemption amount would equal:

$1,000 +	[	$1,000 x	[	55.00 – 39.66	]	x 125%	]	= $1,483.48
39.66

On the stated maturity date you would receive $1,483.48 per $1,000 note.

Example 2. Redemption amount is equal to the capped value:

Starting price: $39.66

Hypothetical ending price: $90.00

The redemption amount would be equal to the capped value since the capped value is less than:

$1,000 +	[	$1,000 x	[	90.00 – 39.66	]	x 125%	]	= $2,586.61
39.66

On the stated maturity date you would receive $2,300.00 per $1,000 note.

In addition to limiting your return on the notes, the capped value limits the positive effect of the participation rate. If the ending price is greater than the starting price, you will participate in the performance of the Fund at a rate of 125% up to a certain point. However, the participation rate only has a positive effect for ending prices that are not greater than 204% of the starting price and the participation rate will not have a positive effect for any ending price greater than 204% of the starting price since your return on the notes will be limited to the capped value.

Example 3. Redemption amount is equal to the original offering price:

Starting price: $39.66

Hypothetical ending price: $30.00

Since the hypothetical ending price is less than the starting price, but not by more than 40%, you would not lose any of the original public offering price of your notes.

On the stated maturity date you would receive $1,000 per $1,000 note.

PRS-8

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015

Hypothetical Payments at Stated Maturity (Continued)

Example 4. Redemption amount is less than the original offering price:

Starting price: $39.66

Hypothetical ending price: $19.00

Since the hypothetical ending price is less than the starting price by more than 40%, you would lose a portion of the original public offering price of your notes and receive the redemption amount equal to:

$1,000 -	[	$1,000 x	[	$39.66 - 19.00	]	= $479.07
$39.66

On the stated maturity date you would receive $479.07 per $1,000 note.

To the extent that the ending price differs from the values assumed above, the results indicated above would be different.

Hypothetical Returns

The following table illustrates, for a range of hypothetical ending prices of the Fund:

•	the hypothetical percentage change from the starting price to the hypothetical ending price;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending price	Hypothetical percentage change from the starting price to the hypothetical ending price	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
$87.25	120.00%	$2,300.00	130.00%	17.26%
$79.32	100.00%	$2,250.00	125.00%	16.79%
$71.39	80.00%	$2,000.00	100.00%	14.27%
$63.46	60.00%	$1,750.00	75.00%	11.44%
$55.52	40.00%	$1,500.00	50.00%	8.23%
$47.59	20.00%	$1,250.00	25.00%	4.49%
$39.66(2)	0.00%	$1,000.00	0.00%	0.00%
$35.69	-10.00%	$1,000.00	0.00%	0.00%
$31.73	-20.00%	$1,000.00	0.00%	0.00%
$23.80	-40.00%	$1,000.00	0.00%	0.00%
$23.40	-41.00%	$ 590.00	-41.00%	-10.22%
$19.83	-50.00%	$ 500.00	-50.00%	-13.32%
$15.86	-60.00%	$ 400.00	-60.00%	-17.41%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The starting price.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual ending price.

PRS-9

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015

iShares MSCI Emerging Markets Index Fund

See “The iShares MSCI Emerging Markets Index Fund” in Annex A to the accompanying product supplement for information about the iShares MSCI Emerging Markets Index Fund.

We obtained the closing prices listed below from Bloomberg. You can obtain the value of the iShares MSCI Emerging Markets Index Fund at any time from Bloomberg under the symbol “EEM” or from the iShares website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the iShares website is incorporated by reference into this pricing supplement.

The following graph sets forth end-of-period closing prices of the iShares MSCI Emerging Markets Index Fund for each month in the period from April 11, 2003 through May 2010 and for the period from June 1, 2010 to June 23, 2010. The closing price on June 23, 2010 was $39.66.

PRS-10

Enhanced Growth Securities Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 8, 2015

The iShares MSCI Emerging Markets Index Fund (Continued)

The following table sets forth the high and low closing prices, as well as end-of-period closing prices, of the iShares MSCI Emerging Markets Index Fund for each quarter in the period from April 11, 2003 through March 31, 2010 and for the period from April 1, 2010 to June 23, 2010.

	High	Low	Last
2003
April 11, 2003 to June 30, 2003.	$13.62	$11.08	$13.32
Third Quarter	$15.89	$13.47	$15.10
Fourth Quarter	$18.21	$15.50	$18.21
2004
First Quarter	$19.84	$18.38	$19.50
Second Quarter	$20.20	$15.88	$17.96
Third Quarter	$19.17	$16.96	$19.17
Fourth Quarter	$22.43	$18.90	$22.43
2005
First Quarter	$24.65	$21.21	$22.53
Second Quarter	$24.37	$21.70	$23.87
Third Quarter	$28.34	$23.94	$28.29
Fourth Quarter	$29.83	$25.05	$29.42
2006
First Quarter	$33.59	$30.52	$33.00
Second Quarter	$37.03	$27.32	$31.30
Third Quarter	$33.10	$29.20	$32.26
Fourth Quarter	$38.20	$31.77	$38.06
2007
First Quarter	$39.54	$35.10	$38.83
Second Quarter	$44.40	$39.15	$43.88
Third Quarter	$50.13	$39.50	$49.82
Fourth Quarter	$55.73	$47.18	$50.10
2008
First Quarter	$50.37	$42.17	$44.79
Second Quarter	$51.70	$44.43	$45.19
Third Quarter	$44.43	$31.33	$34.53
Fourth Quarter	$33.90	$18.22	$24.97
2009
First Quarter	$27.09	$19.94	$24.81
Second Quarter	$34.64	$25.65	$32.23
Third Quarter	$39.29	$30.75	$38.91
Fourth Quarter	$42.07	$37.56	$41.50
2010
First Quarter	$43.22	$36.83	$42.12
April 1, 2010 to June 23, 2010	$43.98	$36.16	$39.66

PRS-11